Exhibit to Accompany Item 77K
Form N-SAR

Ariel Investment Trust


The Audit Committee of the Board of Trustees of Ariel
Investment Trust accepted the resignation of Ernst &
Young LLP as the Funds' independent auditors on November 18, 2003. Ernst & Young LLP issued unqualified opinions on the financial statements of Ariel Investment Trust for the years ended September
30, 2003 and 2002. There were no disagreements with Ernst & Young LLP during the registrant's two most recent fiscal years or through November 18, 2003 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Registrant has requested Ernst & Young LLP to furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements contained above. A copy of the letter from Ernst & Young LLP to the Securities and Exchange
Commission is filed as an exhibit hereto.